UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 9, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Summit Therapeutics plc

File No. 333-201807 - CF#31886

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Summit Therapeutics plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form F-1 registration statement filed on January 30, 2015, as amended.

Based on representations by Summit Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1:	through December 4, 2024
Exhibit 10.2:	through December 4, 2024
Exhibit 10.3:	through December 4, 2024
Exhibit 10.4:	through November 22, 2016
Exhibit 10.5:	through December 4, 2017
Exhibit 10.6:	through December 4, 2017
Exhibit 10.7:	through December 4, 2017
Exhibit 10.8:	through June 16, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary